                                                                    Exhibit 99.1

[MAAX LOGO]                     PRESS RELEASE

                  MAAX INC.: FISCAL 2005 THIRD-QUARTER RESULTS

MONTREAL, QUEBEC, JANUARY 18, 2005 - MAAX Corporation (MAAX), successor in interest to MAAX Inc., today announced its results for the third quarter and the nine-month period ended November 30, 2004. With effect from the beginning of the 2005 fiscal year, MAAX has adopted the U.S. dollar as its financial reporting currency. Accordingly, financial statements are presented in U.S. dollars and the previous year has been restated to reflect these changes. All amounts set out below are in U.S. dollars unless otherwise indicated. The consolidated financial statements set out below have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. They also include the accounts of MAAX Inc. and all its subsidiaries up to June 3, 2004 and those of MAAX Corporation and all its subsidiaries effective June 4, 2004. On June 4, 2004, MAAX Corporation acquired all the issued and outstanding common shares of MAAX Inc. The transaction was paid by a capital contribution by the shareholders, for a consideration of $133,688,000, and by the issuance of long-term debt, for a consideration of $373,282,000.

THIRD-QUARTER RESULTS

During the three-month period ended November 30, 2004, MAAX achieved net sales of $133.5 million, compared with $126.8 million in the third quarter of the previous fiscal year. All business sectors contributed to this growth of $6.6 million or 5.2%, especially the spa and kitchen sectors which posted respective increases of 22.0% and 14.8%. Net sales of bathroom products rose 2.3%; strong demand from retailers and the Canadian market in general was largely offset by the impact of discontinued business with U.S. home improvement centers. Without the impact of fluctuations in the U.S. dollar in relation to the Canadian dollar and certain non-recurring items, consolidated and bathroom net sales would have been up respectively by 8.2% and 5.6% over the third quarter last year.

Adjusted EBITDA totaled $16.0 million in the third quarter, down by 16% or $3 million from the same period last year. That works out to a margin of 12.0% as a percentage of total sales, compared with 15.0% last year. This decline in the adjusted EBITDA margin was mainly due to the sharp rise in raw material costs across all sectors, unfavourable sales mix in our Bathroom Sector and labour inefficiencies resulting from plant consolidation and transition at some of our plants .

Free cash flow (defined as cash flow related to operating activities less net additions to property, plant and equipment) fell slightly to $17.9 million, down from $19.0 million, as the decline in operating income was largely offset by the improvement in working capital and reduction in capital expenditures.

                                   Head Office
         1010 Sherbrooke St. West, Suite 1610, Montreal, Quebec H3A 2R7
                               Tel: (514) 844-4155
                               Fax: (514) 895-4155

RESULTS FOR THE FIRST THREE QUARTERS

During the first nine months of fiscal 2005, net sales grew by $24.9 million or 6.5% to $405.7 million. Excluding the impact of fluctuations in the U.S. dollar in relation to the Canadian dollar and certain non-recurring items, consolidated net sales for the first three quarters posted organic growth of 9.1% over the previous year. All three sectors contributed to this increase: net sales of bathroom products rose 6.6%, whereas those of spas grew by 4.1% and those of kitchen cabinets by 9.3%. Adjusted EBITDA totaled $58.6 million for a margin of 14.4% during the first nine months of fiscal 2005, compared with $55.6 million and a margin of 14.6% a year earlier.

Year-to-date free cash flow amounted to $19.8 million, compared with $39.2 million last year. Excluding non-recurring transaction related disbursements of $10.6 million, adjusted free cash flow totaled $30.4 million.

"The fundamentals remain positive as indicated by the sales growth in each of our three sectors. Moreover, we also continued to gain market share in all our core business segments. Finally, we will take all necessary measures to minimize the impact on our profitability of the higher cost of several key raw materials used in manufacturing our products," indicated Andre Heroux, President and Chief Executive Officer of the Corporation.

FINANCIAL POSITION

Following the acquisition of MAAX Inc. on June 4, 2004, shareholders made a $133.7 million capital contribution and MAAX Corporation issued $373.3 million in long-term debt (see notes 2 and 5 to the consolidated financial statements herein). As at November 30, 2004, total net debt amounted to $355.7 million, whereas shareholders' equity and total assets stood at $164.9 million and $658.6 million respectively. MAAX showed a total debt to trailing 12-month adjusted EBITDA ratio of 4.93X versus 5.20X on June 4, 2004.

SUBSEQUENT EVENTS

On December 10, 2004, MAAX Holdings, Inc., the parent company of MAAX Corporation, successor in interest to MAAX Inc., completed a private placement of senior discount notes with principal of $170,689,000 maturing in 2012. These notes bear interest at a nominal rate of 11.25% annually and are for a term of eight years. The net proceeds were applied to the redemption or cancellation of certain outstanding equity interests held in MAAX Holdings and to the payment of consideration to the members of management in respect of these transactions.

UNUSUAL ITEMS AND MEASURES NOT CONSISTENT WITH GAAP

The operating results of MAAX account for unusual items affecting the comparability of its results. To measure its performance and that of its business sectors from one period to the next, without the variations caused by special or unusual items, management uses certain measures not consistent with U.S. GAAP, such as operating income, adjusted EBITDA, and free cash flow. These measures have no standardized meaning as prescribed by U.S. GAAP and may not be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

CONFERENCE CALL

A conference call will be held exclusively for MAAX Corporation's subordinated note holders and landers at 10:00 a.m. Eastern time on Tuesday, January 18, 2005 to review and discuss the results for the first three quarters of the current fiscal year's.

ABOUT MAAX

MAAX is a leading North American manufacturer of award-winning bathroom products, kitchen cabinets and spas for the residential housing market. The Corporation is committed to offering its customers an enjoyable experience: distinctive, stylish and innovative products and the best customer service practices in the industry. MAAX offerings are available through plumbing wholesalers, bath, kitchen and spa specialty boutiques and home improvement centers. The Corporation currently employs more than 3,700 people in 23 plants in North America and Europe - 13 in the United States, nine in Canada and one in Europe - and 13 distribution centers. For further information, visit us at www.maax.com.

PROSPECTIVE FINANCIAL INFORMATION

This press release contains implicit or explicit forecasts and forward-looking statements about MAAX's objectives, strategies, financial position, operating results and business. These statements are forward-looking in that they are based on management's expectations for the markets in which the Corporation does business as well as on various estimates and assumptions. These expectations seemed reasonable as of the date of this press release on January 17, 2005. However, actual results could differ materially from these expectations if known or unknown risks affect results or if management's estimates or assumptions prove inaccurate. Accordingly, management cannot guarantee the realization of the forward-looking statements.

Source:    MAAX Corporation
Contacts:  Andre Heroux                       Denis Aubin
           President and                      Executive Vice-President and
           Chief Executive Officer            Chief Financial Officer
           (514) 844-4155, ext. 222           (514) 844-4155, ext. 231